

December 6, 2011

Via E-mail
Mr. Salvatore D. Fazzolari
Chief Executive Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

      RE: Harsco Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 24, 2011
               File No. 1-03970

Dear Mr. Fazzolari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Application of Critical Accounting Policies, page 53

Critical Estimate – Goodwill, page 56

1. Given the operating losses in the Harsco Infrastructure Segment during 2010 and the nine months ending September 30, 2011, please revise future filings to provide additional clarifying disclosure concerning the cash flow assumptions used for the underlying reporting unit. For example, disclose whether the cash flow assumptions project significant improvements in operating performance over the prior year and quantify and analyze such assumptions, discuss your basis for the assumptions, and provide other disclosure as necessary to fully explain the extent the results of the impairment test depend on such improvements.

<u>Note 1 – Summary of Significant Accounting Policies, page 70</u>

<u>Warranties, page 74</u>

2. Please tell us the reasons for the 76% increase in the warranty accrual from 2008 to 2010. Your revenues and the amount of warranties paid have decreased during this period.

<u>Note 9 – Income Taxes, page 94</u>

3. Please provide us with a full explanation of the $3.5 million of "non-recurring, out-of-period benefits." Please clarify whether these are prior period errors.

<u>Form 10-Q for the Fiscal Quarter Ended September 30, 2011</u>

<u>Harsco Infrastructure Segment, page 29</u>

4. You disclose on page 30 of your 2010 Form 10-K that the Harsco Infrastructure Segment restructuring initiative implemented in the fourth quarter of 2010 was expected to approximate $43 million in 2011 and be over $60 million when fully annualized in 2012. You disclose on page 29 that the Harsco Infrastructure Segment generated a smaller operating loss in the third quarter and first nine months of 2011 primarily due to cost savings from restructuring initiatives implemented in 2010. In future filings please quantify your cost savings. If your actual cost savings are materially different from your disclosed expectations in your 2010 Form 10-K please provide an analysis that quantifies the contributing factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief